

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

<u>Via E-mail</u>
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

> **Re: SaaSMAX, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2011**
> **File No. 333-174403**

Dear Ms. Moskowitz:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

<u>Item 16. Exhibits</u>

<u>Exhibit 23.1</u>

1.   We note that the consent provided by your independent auditors refers to their report dated May 13, 2011. However, the independent auditor report included on page F-2 reflects a date of June 1, 2011. Please have your independent auditors revise their consent to reflect the appropriate opinion date.

2.   As a related matter, given that there have been material changes to your document since its initial filing, please have your independent auditors provide an updated consent as of the date of your next amended filing.

<u>Note 6 Subsequent Events, page F-9</u>

3.   Please confirm and clearly disclose the date that subsequent events were evaluated. See ASC 855-10-50-1(a). Tell us why your selection of this date complies with ASC 855-10-50-1(b). In addition, explain why the auditor report date is different than your subsequent events note date.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

   If you have any questions, you may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

            Sincerely,

            /s/Mark P. Shuman

            Mark P. Shuman
            Branch Chief – Legal

cc: Via E-mail
    Stanley Moskowitz, Esq.
    The Bingham Law Group